

June 19, 2012

Via E-mail
Steven A. Burd
Chief Executive Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588

Re: **Safeway Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed February 27, 2012
        Response dated June 1, 2012
        File No. 1-00041

Dear Mr. Burd:

We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

Gross Profit, page 21

1. We your response to comment 4 and re-issue our prior comment. In this regard, we believe you should disclose the shrink reserve as a percentage of sales for the past three fiscal years and the reasons for any significant fluctuations. Your shrink expense has significantly decreased over the past three fiscal years and this trend has materially benefited your after-tax earnings. If a trend is not sustainable and the effect could be negative to your after-tax earnings we believe you should discuss this matter in detail.

Note A: The Company and Significant Accounting Policies, page 45

Merchandise Inventories, page 46

2. We note your response to comment 8. Refer to your statement in your response letter where you state, "[W]e have reviewed the filings of other retail grocers, and we believe it is not unusual to use a combination of the retail inventory and cost method and that both are in accordance with generally accepted accounting principles." Please address the following:

- Explain to us in further detail how you are using the replacement cost method to determine the cost of your inventory. It appears you are using replacement cost as a separate costing method for your perishable items and in conjunction with determining LIFO cost for your non-perishable items. Please clarify and provide us a detailed example on how you value your inventory at year end using the replacement cost method both on a stand-alone basis and in connection with determining LIFO cost; and revise your disclosures to indicate how replacement cost is being used.

- Please provide us with a detailed example that illustrates how you calculate LIFO inventory amounts.

- Refer to your statement, "[W]e believe that when we add back our LIFO reserve to the LIFO cost, the resulting FIFO cost of inventory approximates replacement cost because our inventory turns over frequently." In this regard, provide further support for your assertion that FIFO cost of inventory approximates replacement cost.

- Tell us how you perform your lower of cost or market ("LCM") test at year end with respect to each of your inventory methods and provide us your actual results as of the most recent fiscal year-end.

- Explain to us how your inventory turns by product category and how general level price inflation or deflation impacts the valuation of your ending inventory under each of your valuation methods used as well as the respective LCM tests.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief